17 November 2003

Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Reed Elsevier received on 17 November a notification dated 7 November 2003, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Barclays PLC, and its subsidiary companies, in the ordinary shares of Reed Elsevier PLC is 38,438,661 representing 3.02% of the Company’s current issued share capital.